Exhibit 99.1

Press Release

13 September 2019

Manchester United plc Announces Fourth Quarter and

Full Year Fiscal 2019 Earnings Report Date

MANCHESTER, England—(BUSINESS WIRE)—13 September, 2019 — Manchester United plc (NYSE: MANU), one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth, today announced that it will report results for the 2019 fiscal fourth quarter and twelve months period ended 30 June 2019 on Tuesday, 24 September 2019, at approximately 7:00 a.m. ET followed by a conference call at 8:00 a.m. ET to discuss the results.

A live, listen-only webcast of the conference call will be available on Manchester United’s investor relations website at http://ir.manutd.com. Thereafter, a replay of the webcast will be available for thirty days.

About Manchester United

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth.  Throughout our 141-year football heritage we have won 66 trophies, enabling us to develop what we believe is one of the world’s leading sports and entertainment brands with a global community of 1.1 billion fans and followers. Our large, passionate and highly engaged fan base provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, new media & mobile, broadcasting and matchday initiatives which in turn, directly fund our ability to continuously reinvest in the club.

Source: Manchester United plc

Contacts

Investor Relations:	Media Relations:
Corinna Freedman	Charlie Brooks
Head of Investor Relations	Director of Communications
+44 161 868 8650	+44 161 868 8148
corinna.freedman@manutd.co.uk	charlie.brooks@manutd.co.uk